TEVA ANNOUNCES PROGRESS OF BIOLOGIC INVESTIGATIONAL DRUGS EVALUATED TO TREAT NEUTROPENIA IN
BREAST CANCER PATIENTS UNDERGOING CHEMOTHERAPY

- Clinical Results for Lipegfilgrastim and Balugrastim Highlighted at Oncology Conference;
Teva Committed to Further Advancing Its Biologic Oncology Programs -

Jerusalem, Israel, June 29, 2012 — Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today the presentation of clinical results for its biologic oncology candidates, lipegfilgrastim and balugrastim, at the Multinational Association of Supportive Care in Cancer (MASCC)/International Society of Oral Oncology (ISOO) 2012 International Symposium on Supportive Care in Cancer being held in New York June 28-30.

Lipegfilgrastim and balugrastim are long-acting granulocyte colony-stimulating factors (G-CSF) being evaluated for their ability to reduce the duration of severe neutropenia in breast cancer patients undergoing chemotherapy. Neutropenia is a condition in which the number of white blood cells is decreased, leaving patients more susceptible to potentially life-threatening bacterial infections.

Both product candidates have completed phase III clinical trials. In both phase III breast cancer studies the primary endpoint was achieved, demonstrating reduction in the duration of severe neutropenia (DSN) in cycle 1, comparable to pegfilgrastim results in both efficacy and safety measures. Additional data from the phase I, II and III clinical studies of these products, will be presented at the MASCC/ISOO symposium in both oral and poster presentations

“Teva is committed to advancing these investigational biologic drugs, which are the most advanced of several biologic products that we have in development,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries Ltd. “Biologics constitute one of the fastest growing segments of the global pharmaceutical market, aimed at offering safe and effective approaches for patients with few therapeutic options.”

About G-CSF
Granulocyte colony-stimulating factor (G-CSF) is a naturally occurring hormone that is produced by the body to stimulate the bone marrow to produce neutrophils, a type of white blood cell that helps the immune system fight infection. Chemotherapy can damage the body’s ability to produce neutrophils, thereby causing neutropenia, an abnormally low number of neutrophils. A common side effect of chemotherapy, neutropenia makes patients prone to infection and sepsis. A recombinant form of G-CSF (known as a biologic) is used to treat cancer patients with neutropenia in order to stimulate the bone marrow to produce more white blood cells.

About Lipegfilgrastim and Balugrastim
Lipegfilgrastim is a glycopegylated, recombinant form of G-CSF. Pegylation extends the half-life of the drug so that less frequent dosing is required compared with nonpegylated G-CSF. Balugrastim is a recombinant G-CSF fused to human albumin. Both lipegfilgrastim and balugrastim were designed to stimulate the bone marrow to produce white blood cells to reduce the duration of severe neutropenia, but have different mechanisms for achieving the longer half life in the blood.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

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